SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHINA OPPORTUNITY ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

16941S106
(CUSIP Number)

Harry Edelson 300 Tice Boulevard Woodcliff Lake, New Jersey 07677 (201) 930-9202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: Harry Edelson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,220,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,220,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,220,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 3 of 9 Pages

This Schedule 13D is filed by Harry Edelson with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of China Opportunity Acquisition Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 8,400,000 shares of Common Stock outstanding as of November 14, 2008.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 300 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Item 2.  Identity and Background.

Mr. Edelson’s business address is 300 Tice Boulevard, Woodcliff Lake, New Jersey 07677.  Mr. Edelson has been Chairman of the Board, Chief Executive Officer and President of the Issuer since its inception.

Mr. Edelson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Edelson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Edelson is a citizen of the United States.

Item 3.  Sources of Funds.

This filing relates to transactions contemplated by that certain Agreement and Plan of Merger (“Merger Agreement”) dated November 12, 2008, by and among the Issuer, Golden Green Enterprises Limited (“BVICo”), Wealth Rainbow Development Limited (“HKCo”), which is a wholly owned subsidiary of BVICo, Henan Green Complex Materials Co., Ltd (“Ge Rui”), which is a wholly owned subsidiary of HKCo, and the shareholders of BVICo, as discussed in further detail below under Item 4.  This filing also relates to the following transactions set forth below under this Item 3.

In August 2006, in connection with the Issuer’s formation, the Issuer sold 1,500,000 shares of Common Stock to its founders at a purchase price of approximately $0.0167 per share (“Initial Shares”).  Mr. Edelson purchased 1,130,000 of such shares at such time for $18,870 using his personal funds. In February 2007, Mr. Edelson transferred 30,000 of his shares to Rose-Music Fox, one of the Issuer’s directors, for $0.0167 per share, or on aggregate of $500. Upon the consummation of the Issuer’s initial public offering, Mr. Edelson placed his shares in escrow pursuant to an escrow agreement (“Escrow Agreement”) dated March 20, 2007.  Subject to certain limited exceptions (such as transfers to the holder’s members upon its liquidation or to relatives and trusts for estate planning purposes, while remaining in escrow), the shares will not be transferable during the escrow period and will not be released from escrow until one year after the Issuer’s consummation of a business combination or earlier if, following a business combination, the Issuer engages in a subsequent transaction resulting in the Issuer’s stockholders having the right to exchange their shares for cash or other securities. Additionally, a portion of the shares will be forfeited by Mr. Edelson and returned to the Issuer for cancellation if the holders of more than 20% of the shares sold in the Issuer’s initial public offering vote against a proposed business combination and seek to exercise their conversion rights and such business combination is consummated.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 4 of 9 Pages

On March 20, 2007, simultaneously with its initial public offering, the Issuer sold 2,666,667 warrants to certain of its initial stockholders at a purchase price of $0.60 per warrant (“Insider Warrants”).  Pursuant to a subscription agreement (“Subscription Agreement”) dated as of August 15, 2006, Mr. Edelson purchased 1,666,667 of such warrants at such time for $1,000,000 using his personal funds.  Each warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share and expires on March 19, 2011.  The Subscription Agreement provides that the warrants will not be sold or transferred by Mr. Edelson until after the Issuer has completed a business combination.

On February 20, 2007, in connection with the Issuer’s initial public offering, Mr. Edelson entered into a written plan (“10b5-1 Plan”) for trading securities within the meaning of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, with EarlyBirdCapital, Inc. (“EBC,” and EBC or another broker/dealer mutually agreed upon by EBC and Mr. Edelson, the “Broker”).  The 10b5-1 Plan constitutes an irrevocable order to purchase, during the period commencing November 28, 2008 and ending on the business day immediately preceding the record date for the meeting of stockholders at which the business combination contemplated by the Merger Agreement is to be approved, up to $3,000,000 of shares of Common Stock, in such amounts and such prices as the Broker determines in its sole discretion, provided that the price may not exceed the amount per share held in the Issuer’s trust account (“Trust Account,” as described in the Issuer’s Registration Statement on Form S-1 filed on September 29, 2006) on the date the definitive agreement was signed. Pursuant to the 10b5-1 plan, the Broker made the following purchases for Mr. Edelson's account using Mr. Edelson's personal funds:

Date	Number of Shares	Amount
December 2, 2008	40,000	$228,800
December 8, 2008	60,000	$342,000
December 15, 2008	20,000	$113,600

Item 4.  Purpose of Transaction.

Mr. Edelson acquired the shares of Common Stock described in this Schedule 13D for investment purposes.

Mr. Edelson may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.  Mr. Edelson holds Insider Warrants to purchase 1,666,667 shares of Common Stock, which are not currently exercisable and will not become exercisable within 60 days.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 5 of 9 Pages

Pursuant to the Merger Agreement, the Issuer will be merged into BVICo, with BVICo being the surviving corporation.  Upon completion of the merger, the three current shareholders of BVICo will own 30,000,000 BVICo ordinary shares and the holders of common stock of the Issuer will own 8,400,000 BVICo ordinary shares.  BVICo will also be obligated to issue to the current shareholders of BVICo 1,000,000 BVICo ordinary shares for each of the years ending on December 31, 2009, 2010 and 2011 in which Ge Rui has net after tax income that equals or exceeds the target specified for such year in the merger agreement ($45 million, $60 million and $80 million, respectively).  In addition, if at least 75% of the warrants that BVICo will issue to the public holders of the Issuer’s current warrants are exercised, the BVICo’s current shareholders will be entitled to an aggregate cash payment of $5 million.

Pursuant to a letter agreement (“Letter Agreement”), dated August 15, 2006, between the Issuer, EBC and Mr. Edelson, when the Issuer seeks stockholder approval of the transactions contemplated by the Merger Agreement, Mr. Edelson has agreed to vote his Initial Shares on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer’s initial public offering.  Mr. Edelson intends to vote all other shares of Common Stock held by him in favor of the Merger Agreement.  Additionally, in connection with the Merger Agreement, the current stockholders of BVICo and Mr. Edelson will enter into a voting agreement (“Voting Agreement”) at the time of the closing of the merger (to which BVICo will also be a party) that will provide that they will each vote their BVICo ordinary shares in favor of the election of the following persons as directors of BVICo in specified classes in all elections through and including the annual meeting that will be held in 2011: Mingwang Lu, Yi Lu, Wong Kwok Keung, Maotong Xu and Yunlong Wang, who are designees of the BVICo shareholders, Mr. Edelson and J.P. Huang, who is a designee of Mr. Edelson.

The merger is expected to be consummated in the first quarter of 2009, after the required approval by the stockholders of the Issuer and the fulfillment of certain other conditions, as set forth in the Merger Agreement.

At the date of this Schedule 13D, Mr. Edelson, except as set forth in this Schedule 13D, the Merger Agreement, Letter Agreement and Voting Agreement discussed in this Item 4, and consistent with Mr. Edelson’s position as Chairman of the Board, Chief Executive Officer and President of the Issuer, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 18145M 109	SCHEDULE 13D	Page 6 of 9 Pages

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Mr. Edelson is the beneficial owner of 1,220,000 shares of Common Stock of the Issuer, representing 14.5% of the Issuer’s outstanding Common Stock.  Mr. Edelson has sole voting and dispositive power over all 1,220,000 shares.  This amount does not include 1,666,667 shares of Common Stock issuable upon the exercise of Insider Warrants that are not currently exercisable and will not become exercisable within 60 days.

In the past 60 days, Mr. Edelson effected the following transactions in the Issuer’s Common Stock:

(i)	On December 2, 2008, pursuant to the 10b5-1 Plan, Mr. Edelson purchased 40,000 shares of Common Stock at $5.72 per share.

(ii)	On December 8, 2008, pursuant to the 10b5-1 Plan, Mr. Edelson purchased 60,000 shares of Common Stock at $5.70 per share.

(iii)	On December 15, 2008, pursuant to the 10b5-1 Plan, Mr. Edelson purchased 20,000 shares of Common Stock at $5.68 per share.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 7 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.  In addition, pursuant to a registration rights agreement (“Registration Rights Agreement”) dated March 20, 2007, the holders of the Initial Shares, as well as the holders of the Insider Warrants (and underlying securities), will be entitled to registration rights.  The holders of the majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow, as described above.  The holders of a majority of the Insider Warrants (or underlying securities) can elect to exercise these registration rights at any time after we consummate a business combination.  In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.  As described above, Mr. Edelson owns 1,100,000 Initial Shares and 1,666,667 Insider Warrants.

Item 7.  Material to be filed as Exhibits.

1.
Merger Agreement dated November 12, 2008, by and among the Issuer, Golden Green Enterprises Limited, Wealth Rainbow Development Limited, Henan Green Complex Materials Co., Ltd and the Shareholders of golden Green Enterprises Limited (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 14, 2008).

2.
Form of Escrow Agreement by and among the Issuer, Harry Edelson, Barry Shereck, Nick Puro, Rose-Marie Fox, Bailen Zheng, Daxi Li and China Investment Group and Continental Stock Transfer & Trust Company (incorporated by reference from Exhibit 10.9 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-137716) filed on February 21, 2007).

3.	Form of Subscription Agreement with the Issuer (incorporated by reference from Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1 (File No. 333-137716) filed on September 29, 2006).

4.
Letter Agreement dated August 15, 2006, by and among Mr. Edelson, the Issuer and EarlyBirdCapital, Inc. (incorporated by reference from Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-137716) filed on September 29, 2006).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 8 of 9 Pages

5.
Form of Letter Agreement (10b5-1 Plan) dated February 20, 2006, by and among Mr. Edelson, the Issuer and EarlyBirdCapital, Inc. (incorporated by reference from Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1 (File No. 333-137716) filed on September 29, 2006).

6.
Form of Voting Agreement by and among each of the persons listed under the caption “BVICo Group” on Exhibit A attached thereto, each of the persons listed under the caption “COAC Group” on Exhibit A attached thereto and Golden Green Enterprises Limited (incorporated by reference from Annex D to the Issuer’s Registration Statement on Form S-4 (File No. 333-155312) filed on November 12, 2008).

7.
Form of Registration Rights Agreement by and among the Issuer and the parties listed under Investor on the signature page thereto (incorporated by reference from Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 (File No. 333-137716) filed on September 29, 2006).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 22, 2008

/s/ Harry Edelson Harry Edelson